# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aesthetic Medical International Holdings Group Ltd, CIK 0001757143
CUSIP: 00809M104
Title of class of securities: Ordinary shares, par value US$ 0.001 per share
Address of issuer's principal executive offices: 1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province, China (F4), 518052
Date of event which requires filing of this statement: 03/26/2026
Filed by CIK 0001939004
Persons authorized to receive notices and communications: Ningxin Sun, Esq., Charles Wilson LLP, Unit 1601, 100QRC, 100 Queen's Road Central, Central, Hong Kong, China (F4), 000000, 852 9565 6373

## Reporting persons
- MY Universe (HK) Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 36,402,570; shared voting power 0; sole dispositive power 36,402,570; shared dispositive power 0; aggregate amount beneficially owned 36,402,570 (23.7% of the class)
  Comment: For rows 7 and 9, represent 36,402,570 ordinary shares directly beneficially owned by MY Universe (HK) Limited.
  For row 13, the percentage of the class of securities beneficially owned by each Reporting Person is calculated based on 147,326,504 issued and outstanding ordinary shares of the Issuer and 6,423,983 ordinary shares issuable under the warrants granted to Wanda as of the date of this Amendment No. 3 to the Schedule 13D.
- Hainan Oriental Jiechuang Investment Partnership (Limited Partnership) (CIK 0001939004): type of reporting person: partnership (PN); citizenship or place of organization: China (F4); source of funds: working capital (WC); sole voting power 36,402,570; shared voting power 0; sole dispositive power 36,402,570; shared dispositive power 0; aggregate amount beneficially owned 36,402,570 (23.7% of the class)
  Comment: For rows 7 and 9, represent 36,402,570 ordinary shares directly beneficially owned by MY Universe (HK) Limited.
  For row 13, the percentage of the class of securities beneficially owned by each Reporting Person is calculated based on 147,326,504 issued and outstanding ordinary shares of the Issuer and 6,423,983 ordinary shares issuable under the warrants granted to Wanda as of the date of this Amendment No. 3 to the Schedule 13D.
- Shenzhen Venture Capital M & A Fund Management (Shenzhen) Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Shenzhen Luohu Red Earth Pioneering Cci Capital Ltd: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Shenzhen Capital Group Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Shenzhen Lafang Investment Management Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Suqian Beibao Culture Communication Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: working capital (WC); sole voting power 36,402,570; shared voting power 0; sole dispositive power 36,402,570; shared dispositive power 0; aggregate amount beneficially owned 36,402,570 (23.7% of the class)
  Comment: For rows 7 and 9, represent 36,402,570 ordinary shares directly beneficially owned by MY Universe (HK) Limited.
  For row 13, the percentage of the class of securities beneficially owned by each Reporting Person is calculated based on 147,326,504 issued and outstanding ordinary shares of the Issuer and 6,423,983 ordinary shares issuable under the warrants granted to Wanda as of the date of this Amendment No. 3 to the Schedule 13D.
- Suqian Baibao Technology Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: working capital (WC); sole voting power 36,402,570; shared voting power 0; sole dispositive power 36,402,570; shared dispositive power 0; aggregate amount beneficially owned 36,402,570 (23.7% of the class)
  Comment: For rows 7 and 9, represent 36,402,570 ordinary shares directly beneficially owned by MY Universe (HK) Limited.
  For row 13, the percentage of the class of securities beneficially owned by each Reporting Person is calculated based on 147,326,504 issued and outstanding ordinary shares of the Issuer and 6,423,983 ordinary shares issuable under the warrants granted to Wanda as of the date of this Amendment No. 3 to the Schedule 13D.
- ZHENG Qingying: type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 57,815,846; sole dispositive power 0; shared dispositive power 57,815,846; aggregate amount beneficially owned 57,815,846 (37.6% of the class)
  Comment: For rows 8 and 10, represent 36,402,570 ordinary shares indirectly beneficially owned by ZHENG Qingying through MY Universe (HK) Limited and 21,413,276 ordinary shares indirectly beneficially owned by WU Guiqian through Hawyu (HK) Limited.
  For row 13, the percentage of the class of securities beneficially owned by each Reporting Person is calculated based on 147,326,504 issued and outstanding ordinary shares of the Issuer and 6,423,983 ordinary shares issuable under the warrants granted to Wanda as of the date of this Amendment No. 3 to the Schedule 13D.
- WU Guiqian: type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 57,815,846; sole dispositive power 0; shared dispositive power 57,815,846; aggregate amount beneficially owned 57,815,846 (37.6% of the class)
  Comment: For rows 8 and 10, represent 36,402,570 ordinary shares indirectly beneficially owned by ZHENG Qingying through MY Universe (HK) Limited and 21,413,276 ordinary shares indirectly beneficially owned by WU Guiqian through Hawyu (HK) Limited.
  For row 13, the percentage of the class of securities beneficially owned by each Reporting Person is calculated based on 147,326,504 issued and outstanding ordinary shares of the Issuer and 6,423,983 ordinary shares issuable under the warrants granted to Wanda as of the date of this Amendment No. 3 to the Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value US$ 0.001 per share
Name of issuer: Aesthetic Medical International Holdings Group Ltd
Address of issuer's principal executive offices: 1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province, China (F4), 518052
Comment:
This statement on Schedule 13D (this "Schedule 13D") constitutes Amendment No. 3 to the Schedule 13D filed on behalf of each of MY Universe (HK) Limited, Hainan Oriental Jiechuang Investment Partnership (Limited Partnership), Shenzhen Venture Capital M & A Fund Management (Shenzhen) Co., Ltd., Shenzhen Luohu Red Earth Pioneering Cci Capital Ltd, Shenzhen Capital Group Co., Ltd., Shenzhen Lafang Investment Management Co,.Ltd., Suqian Beibao Culture Communication Co., Suqian Baibao Technology Co., Ltd., Zheng Qingying and WU Guiqian with respect to the ordinary shares, par value US$0.001 per share, of Aesthetic Medical International Holdings Group Limited, a Cayman Islands company (the "Issuer"). This Schedule 13D is being filed jointly on behalf of the aforementioned Reporting Persons pursuant to the Joint Filing Agreement attached hereto as Exhibit A. This Schedule 13D does not amend, supplement or supersede the Schedule 13D with respect to the Reporting Persons other than the Reporting Persons aforementioned.

Except as amended hereby and by Amendment No.1 to the Schedule 13D filed on February 24, 2023 and Amendment No. 2 to the Schedule 13D filed on August 16, 2023, the Original Schedule 13D remains in full force and effect.
Capitalized terms used but not defined in this Schedule 13D have the meanings ascribed to them in the Original Schedule 13D filed on July 29, 2022, Amendment No.1 to the Schedule 13D filed on February 24, 2023 and in Amendment No. 2 to the Schedule 13D filed on August 16, 2023 .

## Item 2. Identity and Background
Name of person filing:
MY Universe (HK) Limited ("My Universe"), Hainan Oriental Jiechuang Investment Partnership (Limited Partnership) ("Jiechuang"), Shenzhen Venture Capital M & A Fund Management (Shenzhen) Co., Ltd. ("SVC Fund Management"), Shenzhen Luohu Red Earth Pioneering Cci Capital Ltd ("Red Earth"), Shenzhen Capital Group Co., Ltd. ("SCGC"), Shenzhen Lafang Investment Management Co., Ltd. ("Lafang Investment"), Suqian Beibao Culture Communication Co., Ltd., Suqian Baibao Technology Co., Ltd., Zheng Qingying, Australia Wanda International Company Limited ("Wanda"), WU Guiqian and Laurena Wu are collectively referred to herein as "Reporting Persons," and each, a "Reporting Person." This Schedule 13D is being filed jointly on behalf of the Reporting Persons.

My Universe is a wholly owned subsidiary of Jiechuang. Suqian Beibao Culture Communication Co., Ltd. and Zheng Qingying, replacing Lafang Investment and SVC Fund Management, serve as the general partners of Jiechuang and may be deemed to have the shared voting and dispositive power. Suqian Beibao Culture Communication Co., Ltd. is a wholly owned subsidiary of Suqian Baibao Technology Co., Ltd. As of the date hereof, there are no controlling persons of Suqian Baibao Technology Co., Ltd. Red Earth, wholly owned by SCGC, directly owns 95% shares of SVC Fund Management. SCGC is a state-owned enterprise incorporated in China. WU Guiqian may be deemed to have the beneficial ownership of Lafang Investment; Laurena Wu may be deemed to have the beneficial ownership of Wanda. WU Guiqian and ZHENG Qingying are married to each other. As spouses, each of WU Guiqian and ZHENG Qingying directly or indirectly may be deemed to have shared voting and investment power with respect to the shares owned by each other, and accordingly, may be deemed to have beneficial ownership over such shares owned by each other.

In connection with the Subscription Agreement defined and described in Item 4 below, Lafang Investment shall cease to be Reporting Person immediately after the filing of this Amendment No.3 as Suqian Beibao Culture Communication Co., Ltd. and Zheng Qingying replaced Lafang Investment as the general partners of Jiechuang. In connection with the Withdrawal Agreement defined and described in Item 4 below, SVC Fund Management, Red Earth and SCGC shall cease to be Reporting Persons immediately after the filing of this Amendment No. 3 as SVC Fund Management ceased to be the general partner of Jiechuang. The remaining Reporting Persons will continue fling statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.
Residence or business address:
The residence/business address of each Reporting Person is as follows:

My Universe: Suite 603, 6/F, Laws Commercial Plaza, 788 Cheung Sha Wan Road, Kowloon, Hong Kong.

Jiechuang: FH3-106, Business Incubation Service Center, No.73 Xingyang Avenue, Jiangdong New District, Haikou City, Hainan Province, People's Republic of China.

SVC Fund Management: 1001 Nanshan Finance Building, No.11 Kefa Road, Nanshan Dist., Shenzhen, Guangdong Province, People's Republic of China

Red Earth: Room 11B1, Investment Building, 4009 Shennan Avenue, Futian Dist., Shenzhen, Guangdong Province, People's Republic of China

SCGC: Zone B, 11/F, Investment Building, 4009 Shennan Avenue, Futian Dist., Shenzhen, Guangdong Province, People's Republic of China

Lafang Investment: 1601B, Humon Land Building, Intersection of Qiaoxiang Road and Qiaocheng East Road, Futian District, Shenzhen, Guangdong Province, People's Republic of China

Suqian Beibao Culture Communication Co., Ltd.: Room 909-1, 9th Floor, Building A, Software Industry Park, Shuyang County, Suqian, Jiangsu Province, People's Republic of China

Suqian Baibao Technology Co., Ltd.: Room 907, Building A, Software Industry Park, Yingbin Avenue, Shuyang County, Suqian, Jiangsu Province, People's Republic of China

Wanda: 19/F, No.3 Lockhart Road, Wanchai, Hong Kong.

WU Guiqian and ZHENG Qingying: c/o Shenzhen Lafang Investment Management Co., Ltd., 1601B, Humon Land Building, Intersection of Qiaoxiang Road and Qiaocheng East Road, Futian District, Shenzhen, Guangdong Province, People's Republic of China

Laurena Wu: c/o Australia Wanda International Company Limited, 19/F, No.3 Lockhart Road, Wanchai, Hong Kong.
Present principal occupation or employment: Each of My Universe, Jiechuang, Suqian Beibao Culture Communication Co., Ltd., Suqian Baibao Technology Co., Ltd., SVC Fund Management, Red Earth , SCGC and Wanda is principally engaged in the business of investment in securities. WU Guiqian is the controlling shareholder of Lafang Investment; ZHENG Qingying is the general partner of Jiechuang; Laurena Wu is a director and the controlling shareholder of Wanda.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
The citizenship of each Reporting Person is as follows:

My Universe: Hong Kong SAR, People's Republic of China

Jiechuang: People's Republic of China

SVC Fund Management: People's Republic of China

Red Earth: People's Republic of China

SCGC: People's Republic of China

Lafang Investment: People's Republic of China

Suqian Beibao Culture Communication Co., Ltd.: People's Republic of China

Suqian Baibao Technology Co., Ltd.: People's Republic of China

ZHENG Qingying: People's Republic of China

Wanda: Hong Kong, People's Republic of China

WU Guiqian: People's Republic of China

Laurena Wu: The Commonwealth of Australia

## Item 4. Purpose of Transaction
Purpose of transaction:
On July 20, 2022, certain parties entered into the respective agreements as below:

(i) the Issuer, Dr. Zhou Pengwu, Ms. Ding Wenting (together with Dr. Zhou Pengwu, the "Founders") and Jiechuang entered into a Share Subscription Agreement (the "Jiechuang Agreement") whereby Jiechuang or its designated entity agrees to subscribe 36,402,570 newly issued ordinary shares of the Issuer for the equivalent US dollars of RMB170,000,000;

(ii) the Issuer, Seefar Global Holdings Limited ("Seefar"), Jubilee Set Investments Limited ("Jubilee"), Pengai Hospital Management Corporation ("PH Management", together with Seefar and Jubilee, the "Sellers"), the Founders and Wanda entered into a Share Purchase Agreement (the "Wanda Agreement") whereby Wanda agrees to purchase 21,321,962 shares of ordinary shares of the Issuer from the Sellers for the equivalent US dollars of RMB100,000,000;

(iii) the Issuer, Seefar, Jubilee, the Founders, Hawyu (HK) Limited ("Hawyu"), Wanda, Jiechuang and Peak Asia Investment Holdings V Limited ("ADV") entered into a Shareholders Agreement (the "Shareholders Agreement"). The Shareholders' Agreement governs, among other things, the appointment of the Issuer's board of directors (the "Directors") and senior management, the notice, quorum and Directors' voting arrangement of board meetings, certain lock-up commitments of the Founders and their affiliates and pre-emptive rights mechanism for the Issuer's ordinary shares. Pursuant to the Shareholders' Agreement, the board of directors of the Issuer shall consist of 11 directors, 4 of whom may be appointed by Jiechuang, 2 of whom may be appointed by Wanda, 1 of whom may be appointed by Hawyu, 2 of whom may be appointed by Seefar for so long as Dr. Zhou Pengwu, Ms. Ding Wenting, the Sellers and their affiliates collectively hold no less than 5% of the issued ordinary shares of the Issuer (if they collectively hold less than 5% but no less than 2% of the issued ordinary shares of the Issuer, 1 of whom may be appointed by Seefar), and 2 of whom may be appointed by ADV for so long as ADV and/or its affiliates hold no less than 10% of the issued ordinary shares of the Issuer. On the date of completion of closings of both the share transfer under the Wanda Agreement and the subscription of ordinary shares under the Jiechuang Agreement, the Issuer shall deliver two separate warrants to purchase ordinary shares of the Issuer to Seefar and Wanda, respectively;

(iv) the Issuer, the Founders, Wanda, Jiechuang, ADV and Beacon Technology Investment Holdings Limited ("Beacon") entered into a Cooperation Agreement (the "Cooperation Agreement"). Pursuant to the Cooperation Agreement,

ADV shall, with respect to each annual and extraordinary meeting of the Issuer, (a) be present at such meeting or otherwise cause all ordinary shares and American Depositary Shares beneficially owned by ADV (the "ADV Covered Shares") to be counted as present for the purpose of establishing a quorum, and respond to each request by the Issuer for written consent; (b) vote (or consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all ADV Covered Shares (i) in favor of the proposed transactions contemplated in the Cooperation Agreement, the adoption of the transaction agreements pertaining to the proposed transactions contemplated in the Cooperation Agreements and any other matters necessary for consummation of the proposed transactions, and (ii) against (a) any proposal or transaction that competes with proposed transactions, and (b) any other action that would impede, interfere with, delay, postpone or adversely affect the proposed transactions;

ADV has not granted, and shall not grant at any time prior to the Closing (as defined therein), a proxy or power of attorney with respect to any ADV Covered Shares which is inconsistent with ADV's obligations pursuant to the Cooperation Agreement;

upon the Closing, ADV shall, subject to the requisite approvals being obtained and continuing in force, convert the outstanding Principal Amount (as defined in the Convertible Note issued to ADV on September 17, 2020 (the "Note")) and the Conversion Catch-up Amount (as defined in the Note), at a conversion price that is equal to the USD equivalent of RMB4.203 per ordinary share;

the Issuer shall execute and deliver to ADV the warrant for the purchase of shares of the Issuer to ADV on the date of the Cooperation Agreement (such warrant, the "Warrant"). The Warrant shall be effective on and from the Closing and shall be exercisable into ordinary shares of the Issuer in accordance with the terms thereof (such ordinary shares, the "Warrant Shares"). The warrant exercise price shall be equal to the USD equivalent of RMB4.67 per ordinary share and may be settled, subject to the terms and conditions of Warrant, by way of cashless settlement and/or set-off against the Exit Payment (as defined in the Exit Payments Agreement entered into by ADV, the Issuer and the Founders on September 15, 2020). The Warrant shall contain customary registration rights and the Warrant Shares shall be freely transferable on the exercise of the Warrant; and

each party may terminate the Cooperation Agreement upon the earlier of the following: (a) if the Closing does not occur by the Outside Date; and (b) any of the transaction agreements is terminated. "Outside Date" means (i) December 31, 2022; (ii) if all the conditions, other than the satisfaction of the PRC regulatory condition in respect of the proposed transaction (including approvals/registrations/filings required for outward foreign direct investment and antitrust approvals/filings), are satisfied or waived by December 31, 2022, March 31, 2023; or (iii) such other date as agreed between the parties to the Cooperation Agreement;

(v) the Sellers, Shengli Family Limited, the Founders (together with the Sellers and Shengli Family Limited, the "Seller Parties"), Wanda and Jiechuang entered into a Voting Support Agreement (the "Voting Support Agreement", together with the Jiechuang Agreement, the Wanda Agreement, the Shareholders Agreement and the Cooperation Agreement, the "Transaction Agreements") whereby the Seller Parties, before the closing of the transaction contemplated under the Transaction Agreements, shall at any meeting of the shareholders of the Issuer, (a) appear at such meeting or otherwise cause all voting securities beneficially owned by the Founders (the "Founder Covered Shares") to be counted as present for the purpose of establishing a quorum, and respond to each request by the Issuer for written consent, if any and (b) vote (or consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all Founder Covered Shares (i) in favor of the proposed transactions contemplated under the Voting Support Agreement, the adoption of the Transaction Agreements and any other matters necessary for consummation of such proposed transactions and the other transactions and (ii) against (A) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement contained in the Transaction Agreements, (B) any proposal or transaction that competes with such proposed transactions, and (C) any other action that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect such proposed transactions or the Voting Support Agreement; and

(vi) Jiechuang, Wanda, ADV, Seefar and Jubilee entered into a Co-Sale Agreement, pursuant to which ADV, Seefar and Jubilee hold the right to co-sale with Jiechuang and Wanda should any of Jiechuang or Wanda proposes to transfer any shares in the Issuer in accordance with the terms and conditions therein.

On December 26, 2022, certain parties entered into the respective agreements as below:

(i) the Issuer, the Founders and Jiechuang entered into an Amendment to Share Subscription Agreement to extend the outside date to March 31, 2023;

(ii) the Issuer, the Sellers, the Founders and Wanda entered into an Amendment to Share Purchase Agreement to extend the outside date to March 31, 2023; and

(iii) the Issuer, the Founders, Wanda, Jiechuang, ADV and Beacon entered into an Amendment to Cooperation Agreement to extend the outside date to March 31, 2023.

On February 16, 2023, the transactions contemplated under the Jiechuang Agreement have been closed. 36,402,570 ordinary shares of the Issuer was issued to My Universe upon the closing of the Jiechuang Agreement per Jiechuang's designation.

On April 18, 2023, certain parties entered into the below agreement:

(i) the Issuer, the Founders, Wanda, Jiechuang, ADV and Beacon entered into a Second Amendment to Cooperation Agreement to further extend the outside date to May 31, 2023.

On June 29, 2023, certain parties entered into the below agreements:

(i) the Issuer, the Sellers, the Founders and Wanda entered into a Second Amendment to Share Purchase Agreement to extend the outside date to July 31, 2023 and amend Section 2.2(a) which relates to deposits; and

(ii) the Issuer, the Founders, Wanda, Jiechuang, ADV and Beacon entered into a Third Amendment to Cooperation Agreement to further extend the outside date to July 31, 2023.

On August 16, 2023, certain parties entered into the below agreements:

(i) the Issuer, the Sellers, the Founders and Wanda entered into a Third Amendment to Share Purchase Agreement to further extend the outside date to August 21, 2023; and

(ii) the Issuer, the Founders, Wanda, Jiechuang, ADV and Beacon entered into a Fourth Amendment to Cooperation Agreement to further extend the outside date to August 21, 2023.

On August 16, 2023, the closing under the Wanda Agreement has been completed. An aggregate of 21,321,962 ordinary shares of the Issuer were sold by the Sellers to Wanda upon the closing.

On 27 January 2026, Suqian Xingbao Technology Co., Ltd., Suqian Beibao Culture Communication Co., Ltd., Jiechuang, Lafang Investment, Zheng Qingying, SVC Fund Management, Shenzhen Capital Group Co., Ltd., Shenzhen Shenlan United Equity Investment Fund Management Co., Ltd., Zhuhai Hengqin Qirui Venture Capital Fund (Limited Partnership) and Guangdong Yuede Business Management Partnership entered into a Subscription Agreement and Admission Agreement (the "Subscription Agreement"). Pursuant to the Subscription Agreement, the parties agreed that Suqian Xingbao Technology Co., Ltd. and Suqian Beibao Culture Communication Co., Ltd. would subscribe for additional shares in Jiechuang, and Suqian Beibao Culture Communication Co., Ltd. would become the general partner of Jiechuang. It was further agreed that Lafang Investment would transfer its entire shares to Zheng Qingying. Upon completion of such transfer, Lafang Investment shall cease to be a partner of Jiechuang, and Zheng Qingying shall become the general partner of Jiechuang. On March 26, 2026, the closing under the Subscription Agreement has been completed.

On March 10, 2026, SCGC, SVC Fund Management, Jiechuang, Zheng Qingying, Suqian Beibao Culture Communication Co., Ltd., Suqian Xingbao Technology Co., Ltd., Zhuhai Hengqin Qirui Venture Capital Fund (Limited Partnership) and Guangdong Yuede Business Management Partnership entered into a Partnership Withdrawal Agreement (the "Withdrawal Agreement") with respect to Jiechuang. Pursuant to the Withdrawal Agreement, parties agreed that SCGC, SVC Fund Management would withdraw from Jiechuang. Jiechuang is required to return their respective capital contributions. Upon the closing, SCGC and SVC Fund Management shall cease to be partners of Jiechuang. On March 26, 2026, the closing under the Withdrawal Agreement has been completed.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer, members of management or other security-holders of the Issuer, lenders to the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this statement, the Reporting Persons have no plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

Except as disclosed in this Schedule 13D and amendments thereto, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the ordinary shares which it may be deemed to beneficially own.
Number of shares as to which each person has sole or shared power to vote or dispose:
The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

Except as disclosed in this Schedule 13D and amendments thereto, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the ordinary shares which it may be deemed to beneficially own.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by either of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- MY Universe (HK) Limited: /s/ Wu Binhua, Authorized Representative (04/03/2026)
- Hainan Oriental Jiechuang Investment Partnership (Limited Partnership): /s/ Wu Binhua, Authorized Representative (04/03/2026)
- Shenzhen Venture Capital M & A Fund Management (Shenzhen) Co., Ltd.: /s/ Sun Bin, Legal Representative (04/03/2026)
- Shenzhen Luohu Red Earth Pioneering Cci Capital Ltd: /s/ Zhang Jian, Legal Representative (04/03/2026)
- Shenzhen Capital Group Co., Ltd.: /s/ Zuo Ding, Legal Representative (04/03/2026)
- Shenzhen Lafang Investment Management Co., Ltd.: /s/ Wu Binhua, Authorized Representative (04/03/2026)
- Suqian Beibao Culture Communication Co., Ltd.: /s/ Wen Guanbo, Legal Representative (04/03/2026)
- Suqian Baibao Technology Co., Ltd.: /s/ Jia Wanxing, Legal Representative (04/03/2026)
- ZHENG Qingying: /s/ ZHENG Qingying, ZHENG Qingying (04/03/2026)
- WU Guiqian: /s/ WU Guiqian, WU Guiqian (04/03/2026)